AKORN, INC.

1925 W. Field Court, Suite 300

Lake Forest, Illinois 60045

(847) 279-6100

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

March 16, 2020

Akorn, Inc.

Application for Qualification of Indenture on Form T-3

File No. 022-29079

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Akorn, Inc. (the “Company”) hereby respectfully requests that the above referenced Application on Form T-3, as amended by Amendment No. 1 (the “Application”), be declared effective at 9:00 a.m. Eastern Time on March 18, 2020, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Application is declared effective, you would so inform the Company’s counsel, Nicholas A. Dorsey at (212) 474-1764, and then send written confirmation to the addressees listed on the cover of the Application.

Sincerely,

AKORN, INC.

/s/ Joseph Bonaccorsi
Name:	Joesph Bonaccorsi
Title:	Executive Vice President, General Counsel and Secretary